February 26, 2024

Ms. Kimberly McManus

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Re:	NEOS ETF Trust (the "Trust" or the "Registrant") - NEOS Nasdaq-100(R) Hedged Equity Income ETF; File Nos. 811-23645, 333-253997

Dear Ms. McManus:

On November 30, 2023, NEOS ETF Trust (the "Trust" or the "Registrant"), on behalf of its series, NEOS Nasdaq-100(R) Hedged Equity Income ETF (the "Fund"), filed post-effective amendment number 96 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Funds. On December 21, 2023 and February 6, 2024 you provided comments to the Amendment by phone to the undersigned.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Funds have authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement.

GENERAL

Comment 1. We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comments, action, or absence of action by the SEC staff.

Response. The Registrant and NEOS Investment Management, LLC, the adviser to the Fund acknowledges their responsibilities for the accuracy and adequacy of the disclosure in the filing.

Comment 2. Please file the response letter and transmit it via EDGAR correspondence.

Response. The Registrant will transmit this response letter via EDGAR correspondence along with a revised prospectus, marked to show changes.

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INVESTMENT OBJECTIVE

Comment 3.

The Fund’s investment objective and certain sentences elsewhere in the Prospectus include the phrase “in a tax efficient manner.” Please explain what you mean by “in a tax efficient manner” or consider removing this phrase.

Response. The Registrant respectfully believes that the language presently in the Prospectus adequately explains what is meant by “tax efficient manner”. Investors understand that “tax efficiency” refers to a reduction in the amount of tax that the investor is required to pay. Nevertheless, the Registrant has revised the disclosure in the Investment Strategy section to more clearly note that the investor will receive a benefit from the options strategy to be employed for the Fund in terms of a certain percentage of gains being taxed at the lower long-term rate. See the following revisions:

The Fund seeks tax efficient returns by utilizing index options that qualify as “Section 1256 Contracts.” If such options are held at year end, the Fund will receive favorable tax treatment on such investments. Under Internal Revenue Code rules, they will be deemed as if they were sold at fair market value on the last business day of the tax year. If the Section 1256 contracts produce capital gain or loss, such gain or loss on the Contracts open at the end of the year, or terminated during the year, will be treated as 60% long term and 40% short term, instead of 100% short term gains. Such favorable tax treatment is regardless of how long the Contracts were held.

The Fund may seek to take advantage of tax loss harvesting opportunities by taking investment losses from certain equity and/or options positions. This can be accomplished by taking investment losses from certain equity and/or options positions to offset realized taxable gains of equities and/or options positions.

FEES AND EXPENSES TABLE

Comment 4. Please provide the completed Fee table and expense examples at least five business days before the effective date of the next Amendment.

Response. The Registrant will provide the completed fee table and expense examples at least five business days before the effective date of the next Amendment.

Comment 5. (Follow-Up 2.6.2024): Please fill in the missing information in the Fees and Expenses table.

Response. The attached revised prospectus contains a completed Fees and Expenses table.

Comment 6. (Follow-Up 2.6.2024): Please add the following statement immediately above the Fees and Expenses table:

“Fund Operating Expenses (ongoing expenses that you pay each year as a percentage of the value of your investments)”

Response. The requested edit has been made.

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Comment 7. In the Expense Example, the second to last sentence states: “The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares.” The Example does not address the reinvestment of distributions by shareholders.

Response. The Registrant has not included disclosure about reinvestment of distributions because, like most if not all ETFs, it does not offer a dividend reinvestment plan. Shareholders have to set up such plans with their broker-dealers and the Registrant is not in the position to note which, if any, shareholders have such plans.

INVESTMENT STRATEGY

Comment 8. Please disclose the rebalance and reconstitution process, including the frequency thereof, and explain how and when the index changes.

Response. The Fund is an actively managed fund; not an index fund. While it typically will hold all or substantially all of the securities in the Nasdaq-100 Index in an effort to track the performance of that Index, it does not have a set schedule to do so. The Registrant, nevertheless, has revised the Prospectus to add the following:

The Fund rebalances the equity positions of its investment portfolio to correspond to the extent reasonably possible each time the Nasdaq-100 Index reconstitutes.  The Nasdaq-100 reconstitutes annually and often reconstitutes quarterly.  In some cases, there are special reconstitutions of the Nasdaq-100.

Comment 9.

With respect to last sentence in first paragraph of the investment strategy, please clarify that the collar options strategy will limit upside gains in addition to providing downside protection.

Response. The Registrant has added a sentence regarding the limitation of upside gains by such strategy.

Comment 10. The last sentence of the Investment Strategy section states:

Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in securities, or derivative instruments linked to securities, of companies that are included in the Fund’s Reference Index.

Pease specify what securities may be in the remaining 20% bucket. If derivatives, please ensure that the strategy and risk are disclosed with specificity.

Response. The Fund generally will remain fully invested; i.e., owning shares of the companies in the Nasdaq-100 Index and engaging in the options transactions described in the Prospectus. The Prospectus has been revised to state that it may hold cash or cash items under certain market conditions.

Comment 11. (Follow-Up 2.6.2024): Please update to disclose the significant sector exposures of the Nasdaq-100 Index as of a more recent date, e.g., 12.31.2023.

Response. The requested edit has been made.

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Comment 12. (Follow-Up 2.6.2024): Please delete the following sentence from the Fees and Expenses table:

“Please contact your financial intermediary about whether such a commission may apply to your transactions.”

Response. The requested edit has been made.

PRINCIPAL RISKS

Comment 13. Please arrange the risk factors in order of their importance and most likely effect on the Fund’s net asset value, yield and total return, rather than in alphabetical order.

Response. The Registrant moved up several principal risks lists to the top of the list.

PERFORMANCE

Comment 14. Please update the predecessor’s performance information on page 9 of the Prospectus, both the bar chart and table so that they present the performance for the most recently completed calendar year and also update the year to date period following the bar chart so that it relates to the end of the most quarter.

Response. The performance information noted in the comment has been updated.

Comment 15. In table on page 9 of the Prospectus, the Return After Taxes on Distributions and Sale of Shares is 5.59%. Please confirm that you appropriately adjusted the tax cost basis for return of capital distributions in the calculation of the returns after taxes on distributions and sale of shares.

Response. The Registrant has updated the table to reflect returns for the calendar year ended 2022 and notes that the Return After Taxes on Distributions and Sale of Shares was -16.70%.

PURCHASE AND SALE OF SHARES

Comment 16. The Purchase and Sale of Shares section of the Prospectus contains the following statement:

The Fund generally issues and redeems Creation Units in exchange for a portfolio of securities and/or a designated amount of U.S. cash.

Please tell us whether Creation Units are purchased primarily with cash or redeemed primarily with cash. If primarily with cash, then disclose that purchases and redemptions of Creation Units may cause the Fund to incur costs such as brokerage commissions and that such costs may potentially decrease the Fund’s NAV.

Response. The Registrant has added the following sentence to this section:

When the Fund issues and redeems Creation Units in exchange for a designated amount of U.S. cash, the Fund generally will incur costs such as brokerage commissions and such costs may potentially decrease the Fund’s NAV.

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Comment 17. (Follow-Up 2.6.2024): Please add risk disclosure that cash purchase and redemption may decrease the Fund’s NAV.

Response. The “Cash Redemption Risk” disclosure has been revised by adding the following language in italics:

Cash Redemption Risk. The Fund’s investment strategy may require it to effect redemptions, in whole or in part, for cash. As a result, the Fund may be required to sell portfolio securities to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to recognize investment income and/or capital gains or losses that it might not have recognized if it had completely satisfied the redemption in-kind. As a result, the Fund may be less tax efficient if it includes such a cash payment than if the in-kind redemption process was used exclusively. In addition, with cash redemptions, the Fund may incur brokerage costs and taxable gains losses it would not incur if utilizing a redemption in-kind. These costs could decrease the NAV if they are imposed on the Fund.

EXHIBITS

Comment 18.

In the Exhibits section, only a consent of counsel is included. Confirm that a legal opinion will also be filed in addition to the legal consent.

Response. The Registrant confirms that a legal opinion will also be filed in addition to the legal consent.

The Registrant agrees to file a supplement to the prospectus or SAI to the extent that any of the disclosure currently in the prospectus and SAI requires updating based on comments received from the SEC Staff reviewer of the N-14.

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If you have any questions about the responses set forth above, please contact the undersigned at 202.973.2727 or bibb.strench@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench

Bibb L. Strench

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